UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: April 23, 2014	By:	/s/ Gregory A.C. Yull
Gregory A.C. Yull, President and Chief Executive Officer

NOTICE OF ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS OF

INTERTAPE POLYMER GROUP INC.

TAKE NOTICE that an Annual and Special Meeting of Shareholders (the “Meeting”) of INTERTAPE POLYMER GROUP INC. (the “Corporation”) will be held at 10:00 a.m. (eastern time) on Wednesday, June 11, 2014 at the Knightsbridge Meeting Room, The Omni King Edward Hotel, 37 King Street East, Toronto, Ontario. The purposes of the meeting are to:

1.	receive and consider the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2013 and the auditors’ report thereon;

2.	elect directors of the Corporation to hold office until the close of the next annual meeting;

3.	appoint auditors and authorize the directors to fix their remuneration;

4.

consider, and if thought appropriate, approve the Performance Share Unit Plan of the Corporation, as more particularly described in the Management Information Circular of the Corporation dated April 23, 2014 (the “Circular”);

5.	consider, and if thought appropriate, approve the Deferred Share Unit Plan of the Corporation, as more particularly described in the Circular;

6.

consider, and if thought appropriate, approve an amendment to the Corporation’s Executive Stock Option Plan extending the expiry dates of stock options that occur during or immediately after a “blackout period”, as more particularly described in the Circular;

7.	consider, and if thought appropriate, approve an amendment to the Corporation’s Executive Stock Option Plan with respect to its amendment provisions, as more particularly described in the Circular;

8.

consider, and if thought appropriate, approve an amendment to the Corporation’s Executive Stock Option Plan with respect to the vesting schedule of stock options, as more particularly described in the Circular;

9.

consider, and if thought appropriate, ratify and confirm an amendment to General By-Law 2003-1 of the Corporation so as to increase quorum for meetings of shareholders of the Corporation to at least three persons present in person and holding or representing by proxy at least 25% of the shares of the Corporation entitled to be voted at the meeting, as more particularly described in the Circular;

10.

consider, and if thought appropriate, ratify and confirm an amendment to General By-Law 2003-1 of the Corporation so as to remove a second or “casting” vote of the Chairman at meetings of the Board of Directors of the Corporation, as more particularly described in the Circular; and

11.	transact such other business as may properly be brought before the Meeting.

Additional information on the above matters can be found in the Circular under the heading “Business of the Meeting”.

Notice-and-Access

The Corporation has elected to use the notice-and-access rules (“Notice-and-Access”) under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators for distribution of the materials for the Meeting to shareholders of the Corporation who do not own their shares in their own names as registered shareholders (“Non-Registered Shareholders”).

Notice-and-Access is a new set of rules that allows issuers to post electronic versions of their proxy-related materials on SEDAR and on one additional website, rather than mailing paper copies to shareholders. The use of Notice-and-Access is more environmentally friendly as it will help reduce paper use and it will also reduce the Corporation’s printing and mailing costs. Non-Registered Shareholders may obtain further information about Notice-and-Access by contacting the Corporation toll free at 866-202-4713.

The Corporation will not be using Notice-and-Access for delivery to Registered Shareholders; they will receive paper copies of the Circular, related materials and the Corporation’s 2013 annual report via prepaid mail.

Websites Where Materials are Posted

The Circular, this notice of meeting, the form of proxy, voting instruction form and the Corporation’s 2013 annual report containing the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2013 and the related Management’s Discussion and Analysis (collectively, the “Meeting Materials”) are available on the Corporation’s website at www.itape.com and under the Corporation’s profile on SEDAR at www.sedar.com (Canada) and at www.sec.gov (United States). All shareholders are reminded to review the Circular and other Meeting Materials before voting.

How to Obtain Paper Copies of Meeting Materials

Non-Registered Shareholders may obtain paper copies free of charge of the Circular, other Meeting Materials and the Corporation’s 2013 annual report by contacting the Corporation toll free at 866-202-4713 or by email at Itp$info@itape.com. A request for paper copies should be received by the Corporation by 5:00 p.m. (eastern time) on May 12, 2014 in order to allow sufficient time for a Non-Registered Shareholder to receive the paper copy and return the voting instruction form or proxy by its due date.

Voting

The Board of Directors has fixed the close of business on April 23, 2014 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.

If you are a Non-Registered Shareholder, accompanying this notice of meeting are a voting instruction form and a supplemental mailing list return card for use by shareholders who wish to receive the Corporation’s interim financial statements. If you receive these materials through your broker or another intermediary, please complete, sign and return the materials in accordance with the instructions provided to you by such broker or other intermediary.

Registered Shareholders are encouraged to express their vote in advance by completing the enclosed form of proxy. Detailed instructions on how to complete and return proxies are provided on pages 2 and 3 of the accompanying Circular. To be effective, the completed form of proxy must be deposited with the Corporation’s transfer agent and registrar, Canadian Stock Transfer Company as administrative agent for CIBC Mellon Trust Company, B1 Level, 320 Bay Street, Toronto, Ontario M5H 4A6, at any time prior to 5:00 p.m. (eastern time) on June 10, 2014 or with the Chairman of the Meeting before the commencement of the Meeting or at any adjournment thereof. Registered Shareholders may also vote their shares by telephone or through the internet using the procedures described in the enclosed form of proxy.

Dated this 23rd day of April, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

By:	/s/ Neil Wiener
Secretary